FORM 11-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2014

OR

☐                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 001- 33633

A.                     Full title of the plans and the address of the plans, if different from that of the Issuer named below:

Zep Inc. 401(k) Plan

B.                     Name of issuer of the securities held pursuant to the plans and the address of the Principal executive office:

Zep Inc.

1310 Seaboard Industrial Boulevard, N.W.

Atlanta, Georgia 30318

Zep Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedules

At December 31, 2014 and 2013 and for the year ended December 31, 2014

Report of Independent Registered Public Accounting Firm

Investment Committee

Zep Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Zep Inc. 401(k) Plan (the “Plan”) as of December 31, 2014, and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions. In forming our opinion on the supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions, we evaluated whether the supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions, including their form and content, are presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) and the schedule of delinquent contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Babush, Neimanm Kornman & Johnson LLP

Atlanta, GA

June 24, 2015

Zep Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	December 31,
	2014	2013
Assets:
Investments, at fair value	$165,703,345	$166,392,870
Cash, non-interest bearing	48,022	2,189
Notes receivable from participants	3,045,369	3,092,562
Participant contributions receivable	119,142	215,053
Employer contributions receivable	137,909	89,456
Total Assets	169,053,787	169,792,130

Liabilities:
Excess contributions payable	—	43,625

Net assets available for plan benefits, at fair value	169,053,787	169,748,505

Adjustment from fair value to contract value for interest relative to fully benefit responsive investment contracts	(1,010,411)	(1,234,385)

Net assets available for benefits	$168,043,376	$168,514,120

See accompanying notes to the financial statements.

Zep Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Additions:
Investment income:
Interest and dividend income	$5,760,006
Net appreciation in fair value of investments	3,303,684
Total investment income	9,063,690

Interest income on notes receivable from participants	111,263

Contributions:
Participant contributions	7,123,467
Employer contributions	2,279,972
Total contributions	9,403,439

Total additions	18,578,392

Deductions:
Benefit payments	(18,946,000)
Administrative expenses	(103,136)

Total deductions	(19,049,136)

Net decrease in assets available for benefits	(470,744)

Net assets available for benefits:
Beginning of year	168,514,120

End of the year	$168,043,376

See accompanying notes to the financial statements.

Zep Inc. 401(k) Plan

Notes to Financial Statements

1.                    Description of the Plan

The following description of the Zep Inc. 401(k) Plan (the “Plan”), sponsored by Zep Inc. (the “Company, the “Employer, or “Zep”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility and Forfeitures

The Plan covers substantially all domestic salaried, commissioned, union and non-union hourly employees of the Company.

Employees of the Company have immediate eligibility upon attaining the age of 21 and satisfying a 30-day minimum employment period. The Plan provides that forfeitures of Employer contributions may be used to pay Plan administrative expenses or reduce future Employer contributions. As of December 31, 2014 and 2013, there were approximately $23,000 and $46,000 in forfeited accounts.

In the event of the cessation of operation of a plant, or the discontinuance of certain portions of the Company’s business, Plan participants shall automatically become fully vested in Employer contributions upon termination.

Effective June 1, 2006, automatic enrollment was implemented for all new hires at a 3% deferral rate. Employer matching amounts are allocated in accordance with the participant’s current investment elections for elective deferrals at the time the match is funded.

Refer to the Plan agreement for additional information about the Plan’s eligibility, funding, allocation, vesting, and benefit provisions.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s contribution, allocation of Plan earnings, and charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Loans

Participants may borrow the lesser of 50% of their vested balance or $50,000 (reduced by the excess of the participant’s highest outstanding loan balance from the twelve months prior to the loan request). Participants agree to loan repayment terms upon endorsement of the borrowed funds. Only one outstanding general-purpose loan for each participant is permitted during a calendar year.

Loan repayments must be substantially equal in amount over the term of the loan and must be made by payroll deduction on an after-tax basis. General-purpose loans must be repaid within five years.

Loan repayments may be suspended, at the discretion of the Company, for a period of not more than twelve months if a participant is on unpaid leave of absence, disability, or military service. Upon return, the loan will be amortized over the initial loan repayment period.

Administration

Administration of the Plan is the Company’s responsibility.  The Company has delegated the selection and evaluation of certain investments that are available to Plan participants to an Investment Committee, the members of which are designated by the Compensation Committee of the Company’s Board of Directors.

Plan Termination

Although the Company intends for the Plan to be permanent, the Plan provides the Company the right to discontinue contributions or to terminate the Plan at any time.

In the event of a Plan termination, each respective participant shall be 100% vested in the balance of his/her account and his/her proportionate share of any future adjustments.

Parties-In-Interest

As of December 31, 2014 and 2013, the percentage of the Plan’s net assets invested in the common stock of Zep was 1.2% and 1.4%, respectively.  In addition, the Plan holds shares of mutual funds managed by the trustee of the Plan. As indicated below, the Plan paid certain expenses related to plan operations and investment activity to various parties.  These transactions are party in interest transactions under ERISA.

Funding Policy

The basis for determining participant (pre-tax and Roth) and Employer contributions for the year ended December 31, 2014 is as follows:

Plan Name	Participant Contributions	Employer Contributions
Zep Inc. 401(k) Plan	1% to 50% of compensation	50% of participant contributions up to 6% of compensation. Deferrals in excess of 6% of the participant’s annual compensation shall not be eligible for matching contributions.

Effective January 1, 2009, the Plan was amended allowing Zep, at its sole discretion, to make matching contributions to the Plan on behalf of each eligible participant for a Plan year. The matching contribution, if any, shall be determined from time to time by Zep at its sole discretion, and the matching contribution may be expressed as a percentage of the amount of each participant’s elective deferrals. Further, Zep may, at its sole discretion, limit the amount of a participant’s elective deferrals eligible for a matching contribution. As a result of this amendment, Zep may elect to make matching contributions annually or more frequently.

Effective April 1, 2014, the Plan was amended allowing participants to designate all or a portion of his or her elective deferrals as Roth Elective Deferrals in accordance with the Plan.

Administrative Expenses

Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets, all other expenses are borne by the Company.

Benefits/Distributions

Generally, upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to roll over his/her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  A participant may make withdrawals from his/her elective contribution account balance after reaching age 59½ and must begin receiving distributions at age 70½ if the participant has terminated employment by that time.  Participants are eligible to withdraw part of their plan account balance if they experience a qualified hardship.  When a hardship distribution is approved then the participant is suspended from making pre-tax contributions to the Plan for six months following the distribution.

Vesting

Participants are immediately vested in their pretax contribution.

Participants become vested in employer matching contributions based on the following schedule of participant’s credited years of service as of the date the vested interest is determined. In determining the vested interest in this account, all of the participant’s years of service will be counted. Any part of this account which is not vested will be forfeited when the participant receives a distribution of their vested interest (or after the participant incurs 5 consecutive breaks in service, if earlier) and will thereafter be used to reduce employer contributions.

1 Year of Service	20% Vested
2 Years of Service	40% Vested
3 Years of Service	60% Vested
4 Years of Service	80% Vested
5 Years of Service	100% Vested

2.                    Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and the differences could be significant.

Subsequent Events

We have evaluated the financial statements for subsequent events through the date of filing of this Form 11-K, which is the date the financial statements were issued.  See Note 10.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability as of December 31, 2013 and were returned to participants in accordance with IRS regulations.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested in accordance with the participants’ allocation.

Investment Valuation and Income Recognition

The investments in the Plan are participant-directed and are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these guidelines. Investments of the Plan, including synthetic guaranteed investment contracts (“synthetic GICs”), are stated at fair value, as determined by the trustee from quoted market prices or quoted redemption values in an active market or as determined by the investment fund managers using generally accepted valuation procedures for synthetic GICs. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price.

The Plan holds synthetic GIC’s as part of the Stable Value Fund investment held by the Plan. The synthetic GICs each hold a diversified portfolio of primarily units of common collective trust funds held in the name of the Plan. The synthetic GICs or wrap contracts have features that provide for variable interest crediting rates which are credited to the contract value of the contracts’ underlying holdings. As required by Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962, Plan Accounting — Defined Contribution Pension Plans, the Plan’s investments in the synthetic GICs have been presented at fair value on the Statements of Net Assets Available for Benefits. An adjustment has also been included in the Statements of Net Assets Available for Benefits so that ending net assets available for benefits are presented at contract value.

Contract value represents contributions made under the contract, plus earnings, less member withdrawals and administrative expenses. Members may ordinarily direct the withdrawal and transfer of all or a portion of their investment at contract value. The crediting interest rate is based on a mutually agreed upon formula that resets on a monthly basis depending on the performance of the underlying assets being managed. The minimum crediting rate is 0%.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents that materially and adversely affect the risk borne by the contract issuer, unless otherwise approved by the issuer, (2) bankruptcy of the Plan sponsor or other Plan sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The synthetic GIC issuers can only terminate the contract under very limited circumstances, such as the Company or the investment fund managers’ breach of material obligations made under the agreement, or upon completion of specified periods of time following notice periods. Zep does not believe it is probable that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 1.39% and 1.23% at December 31, 2014 and 2013, respectively, while the average yields actually credited to members was approximately 2.16 % and 2.04% at December 31, 2014 and 2013, respectively. At December 31, 2014 and 2013, the fair values of the Plan’s interest in the underlying assets of the synthetic GICs were $33,163,190 and $36,441,173, respectively, and the book valuation adjustments were $(1,010,411) and $(1,234,385) for these respective periods.

3.                    Investments

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31, 2014	December 31, 2013
Zep Inc. Stable Value Fund	$33,163,190	$36,441,173
Vanguard Institutional Index	20,660,818	18,817,404
Dow Jones Target 2025 Fund	13,302,154	13,506,134
Columbia Dividend Income Class Z	12,954,919	12,289,004
T Rowe Price Growth Stock Fund	11,740,934	11,767,797
American Funds EuroPacific Growth Gr R5	10,770,492	11,048,126
T Rowe Price Mid Cap Growth Fund	9,272,612	9,414,772

The following investments are the components of the synthetic GICs, and any of these investments exceeding 5% or more of the Plan’s net assets available for benefits have been denoted with double-asterisk (**):

Zep Inc. Stable Value Fund as of December 31, 2014

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
Voya Financial	IGT INVESCO Short-term bond fund	$3,896,393	$(99,573)	$3,796,820
NATIXIS Capital Markets	IGT INVESCO Short-term bond fund	4,983,004	(156,222)	4,826,782
Transamerica Stable Value Solutions Inc.	IGT MxMgr Core	4,877,112	(248,595)	4,628,517
Invesco Ltd. Trust **	IVZ Trust Stable Value Fund	10,290,182	(69,609)	10,220,574
Pacific Life	IGT MxMGR Int G/C	8,000,190	(436,413)	7,563,777
Subtotal		32,046,881	(1,010,411)	31,036,470

Cash
State Street Bank	Cash	1,116,309	—	1,116,309
Total		$33,163,190	$(1,010,411)	$32,152,779

Zep Inc. Stable Value Fund as of December 31, 2013

Contract Issuer	Security	Fair Value	Valuation Adjustment	Contract Value
ING Life & Annuity	IGT INVESCO Short-term bond fund	$3,837,452	$(123,626)	$3,713,826
NATIXIS Capital Markets	IGT INVESCO Short-term bond fund	5,899,095	(193,259)	5,705,836
Monumental	IGT MxMgr Core	4,747,233	(250,789)	4,496,444
Invesco Ltd. Trust **	IVZ Trust Stable Value Fund	10,174,522	(224,736)	9,949,786
Pacific Life	IGT MxMGR Int G/C	8,133,945	(441,975)	7,691,970
Subtotal		32,792,247	(1,234,385)	31,557,862

Cash
State Street Bank	Cash	3,648,926	—	3,648,926
Total		$36,441,173	$(1,234,385)	$35,206,788

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value for the year ended December 31, 2014 as follows:

Net depreciation in fair value of common stock (quoted market prices)	$(284,062)
Net appreciation in fair value from common/collective trust funds (fair value determined by trustee)	1,371,536
Net appreciation in fair value from mutual funds (quoted market prices)	2,160,661
Net appreciation in other investments (quoted market prices)	55,550
Net appreciation of fair value of investments	$3,303,684

4.                    Fair Value Measurements

Zep determines a fair value measurement based on the assumptions a market participant would use in pricing an asset or liability. Accounting guidance established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•                  Level 1 — Quoted prices in active markets for identical assets or liabilities.

•                  Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•                  Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s Investments, at fair value as of December 31, 2014 and 2013 are presented within the following tables:

		Fair Value Measurements as of December 31, 2014
Assets	Fair Value as of December 31, 2014	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds
T Rowe Price Mid Cap Growth Fund	$9,272,612	$9,272,612
Vanguard Institutional Index	20,660,818	20,660,818
JP Morgan Mid Cap Value Select	5,353,431	5,353,431
Northern Small Cap Value Fund	5,273,281	5,273,281
Columbia Dividend Income Class Z	12,954,919	12,954,919
T Rowe Price Growth Stock Fund	11,740,934	11,740,934
EuroPacific Growth Gr R5	10,770,492	10,770,492
PIMCO Total Return Fund Instl	7,239,432	7,239,432
Wells Fargo Adv Emerging Growth	5,617,599	5,617,599
Schwab Value Money Market Fund	231	231
PCRA Self-Directed Brokerage Account
Equity mutual funds	1,681,052	1,681,052
Domestic common stock	3,805,122	3,805,122
Money market fund	1,859,425	1,859,425
Other	3,405,757	3,405,757
Stable Value Fund (a)	33,163,190		$33,163,190
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,018,491		1,018,491
Dow Jones Target 2015 Fund (b)	2,160,917		2,160,917
Dow Jones Target 2025 Fund (b)	13,302,154		13,302,154
Dow Jones Target 2035 Fund (b)	5,612,767		5,612,767
Dow Jones Target 2045 Fund (b)	3,646,379		3,646,379
Dow Jones Target 2055 Fund (b)	231,582		231,582
US Bond Index SL Series I (b)	4,846,802		4,846,802
Zep Inc. Common Stock	2,085,958	2,085,958
	$165,703,345

		Fair Value Measurements as of December 31, 2013
Assets	Fair Value as of December 31, 2013	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$9,414,772	$9,414,772
T Rowe Price Mid Cap Growth Fund	18,817,404	18,817,404
Vanguard Institutional Index	4,988,630	4,988,630
JP Morgan Mid Cap Value Select	5,596,550	5,596,550
Northern Small Cap Value Fund	12,289,004	12,289,004
Columbia Dividend Income Class Z	11,767,797	11,767,797
T Rowe Price Growth Stock Fund	11,048,126	11,048,126
EuroPacific Growth Gr R5	7,030,613	7,030,613
PIMCO Total Return Fund Instl	6,860,548	6,860,548
Wells Fargo Adv Emerging Growth	522	522
Schwab Value Money Market Fund	3,648,926	3,648,926
Stable Value Fund Cash
PCRA Self-Directed Brokerage Account
Equity Mutual Funds	2,445,828	2,445,828
Domestic common stock	3,235,331	3,235,331
Money market fund	1,721,953	1,721,953
Other	2,712,546	2,712,546
Stable Value Fund (a)	32,792,247		$32,792,247
Common/Collective Trusts
Dow Jones Target Today Fund (b)	1,207,043		1,207,043
Dow Jones Target 2015 Fund (b)	2,035,641		2,035,641
Dow Jones Target 2025 Fund (b)	13,506,134		13,506,134
Dow Jones Target 2035 Fund (b)	4,717,261		4,717,261
Dow Jones Target 2045 Fund (b)	3,416,905		3,416,905
Dow Jones Target 2055 Fund (b)	129,456		129,456
US Bond Index SL Series I (b)	4,555,636		4,555,636
Zep Inc. Common Stock	2,453,997	2,453,997
	$166,392,870

(a)   The Stable Value Fund’s key strategy is to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The fair value of the Stable Value Fund is valued using the net asset value (“NAV”) provided by the administrator of the underlying common collective trust funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. There are no redemption restrictions.

(b)   The State Street Bank Dow Jones Target Funds consist of a diverse combination of equity and bond securities and are valued using the NAV provided by the administrator of those funds. NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding. There are no redemption restrictions.

5.                    Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (‘IRS’) dated May 23, 2008, stating that the form of the plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore the related trust is tax-exempt. In accordance with Revenue Procedures 2010-6 and 2005-16, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Uncertain tax position

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

6.                    Reconciling Items and Form 5500

The following is a reconciliation from the financial statements to the Form 5500 as of December 31, 2014, and 2013, and for the year ended December 31, 2014.

	2014	2013
Net Assets Available For Benefits per Financial Statements	$168,043,376	$168,514,120
Adjustment from contract value to fair value for fully benefit responsive investment contract	1,010,411	1,234,385
Excess contribution payable	—	43,625
Net Assets Available For Benefits per Form 5500	$169,053,787	$169,792,130

Net decrease in net assets available for benefits per financial statements	$(470,744)
Net adjustment from contract value to fair value for fully benefit-responsive investment contract	(223,974)
Subtract: Excess contributions payable at December 31, 2013	(43,625)
Total Net loss per Form 5500	$(738,343)

7.                    Excess Contributions Payable

As of December 31, 2013, certain 2013 participant contributions were deemed to be excess contributions under the Code. Such contributions were refunded to Plan participants in March of the subsequent year. A liability for excess contributions of $43,625 was recorded in the Statements of Net Assets Available for Benefits as of December 31, 2013. There were no excess contributions for the year ended December 31, 2014.

8.                    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.                    Nonexempt Party-In-Interest Transactions

The Company remitted certain contributions in 2014 totaling of $704 later than required by DOL Regulation 2510.3-102.  The Company filed Form 5330 with the IRS and paid the required excise tax on the transactions.  In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

10.             Subsequent Event

The Company entered into an Agreement and Plan of Merger, dated April 7, 2015 (the “Merger Agreement”), by and among the Company, NM Z Parent Inc. and NM Z Merger Sub Inc. (“Merger Sub”), that calls for, among other things: (1) each issued and outstanding share of common stock, $0.01 par value, of the Company (“Company Stock”) (other than shares of Company Stock to be cancelled in accordance with the Merger Agreement) to be converted into the right to receive $20.05 in cash, without interest; and (2) Merger Sub to merge with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company will be the surviving corporation in the merger (the “Merger”). At the completion of the Merger, the Company will no longer have publicly-traded common stock and will no longer be able to offer Company Stock as an investment option in the Zep Inc. 401(k) Plan (the “Plan”). We anticipate that the Merger will become effective after the stock market closes on June 25, 2015 . Shares in Zep Stock will be converted to cash in early July 2015 and proceeds will be automatically invested in the BlackRock LifePath Target Fund that corresponds with the participant’s year of birth.

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Delinquent Contributions

For the Year Ended December 31, 2014

EIN#: 26-0783366 Plan: 007

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51

$704	$—	$704	$—	$—

Zep Inc. 401(k) Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2014

EIN#: 26-0783366 Plan: 007

(a)	(b) Identity of Issue, Borrower Lessor, or Similar Party	(c) Description of Investment	(e) Current Value
	T Rowe Price	T Rowe Price Mid Cap Growth fund	$9,272,612
	Vanguard	Vanguard Institutional Index	20,660,818
	JP Morgan	JP Morgan Mid Cap Value Select	5,353,431
	Northern Trust	Northern Small Cap Value Fund	5,273,281
	Columbia Management Advisors, LLC	Columbia Dividend Income Class Z	12,954,919
	T Rowe Price	T Rowe Price Growth Stock Fund	11,740,934
	American Funds	EuroPacific Growth Gr R5	10,770,492
	PIMCO	PIMCO Total Return Fund Instl	7,239,432
	Wells Fargo	Wells Fargo Advantage Emerging Growth	5,617,599
*	Charles Schwab	Schwab Value Money Market Fund	231
*	Charles Schwab	PCRA Self-Directed Brokerage Account	10,751,356
	State Street Bank	Dow Jones Target Today Fund	1,018,491
	State Street Bank	Dow Jones Target 2015 Fund	2,160,917
	State Street Bank	Dow Jones Target 2025 Fund	13,302,154
	State Street Bank	Dow Jones Target 2035 Fund	5,612,767
	State Street Bank	Dow Jones Target 2045 Fund	3,646,379
	State Street Bank	Dow Jones Target 2055 Fund	231,582
	State Street Bank	US Bond Index SL Series I	4,846,802
	Voya Financial	IGT Invesco Short-term Bond Fund	3,896,393
	NATIXIS Capital Markets	IGT Invesco Short-term Bond Fund	4,983,004
	Transamerica Stable Value Solutions Inc.	IGT Invesco Short-term Bond Fund	2,884,340
	Transamerica Stable Value Solutions Inc.	Invesco Core Fixed Income Fund	502,361
	Transamerica Stable Value Solutions Inc.	PIMCO Core Fixed Income Fund	492,160
	Transamerica Stable Value Solutions Inc.	BlackRock Core Fixed Income Fund	499,447
	Transamerica Stable Value Solutions Inc.	Goldman Sachs Core	498,804
	Invesco Ltd. Trust	INVESCO Trust Stable Value Fund	10,290,182
	Pacific Life Insurance	IGT MxMGR Int G/C Fund	8,000,190
	State Street Bank	SSgA Money Market Fund	1,116,309
*	Zep Inc.	Zep Stock Fund	2,085,958
*	Participant Loans	Interest Ranging from 4.25%; various maturity dates	3,045,369

	Total investments, at fair value and participant loans		$168,748,714

*Represents Party-In-Interest

Note: Column (d) for cost has been omitted because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2015	By:	Zep Inc. 401(k) Plan

	By:	/s/ Mark R. Bachmann
	Name:	Mark R. Bachmann
	Title:	Executive Vice President and Chief Financial Officer Zep Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm.